VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

AMERICAN BONANZA GOLD CORP.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual meeting of the Company held on June 9, 2006:

1.	The number of directors of the Company was fixed at seven (7) and the following directors were elected:

Brian Kirwin
Giulio Bonifacio
Ronald Netolitzky
Carl Ravinsky.
James Bagwell
Donald Lay
Robert McKnight

2.	KPMG LLP, Chartered Accountants, was appointed as auditor of the Company and the directors were authorized to set the remuneration of the auditor.

No non-routine business was transacted at the Annual General Meeting

Date: June 13, 2006